EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PRICES US$1 BILLION IN 3 AND 10 YEAR NOTES
CALGARY, ALBERTA – NOVEMBER 10, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on November 10, 2011, it priced US$500 million principal amount of 1.45% unsecured notes due November 14, 2014, and US$500 million principal amount of 3.45% unsecured notes due November 15, 2021 which have been sold to investors in the United States.  The 1.45% unsecured notes were sold at a price of 99.901% per note to yield 1.484% to maturity.  The 3.45% unsecured notes were sold at a price of 99.606% per note to yield 3.497% to maturity.

Net proceeds from the sale of the notes will be used to repay bank indebtedness.

J.P. Morgan Securities LLC, BNP Paribas Securities Corp., and RBC Capital Markets, LLC acted as joint book running managers for the offering.  BMO Capital Markets Corp., CIBC World Markets Corp., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc., Deutsche Bank Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Barclays Capital Inc., DnB NOR Markets, Inc., Mizuho Securities USA Inc. and SG Americas Securities, LLC acted as co-managers.

The sale of the notes was issued under the Company’s short form base shelf prospectus dated October 28, 2011.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canadian Natural has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Canadian Natural has filed with the SEC for more complete information about Canadian Natural and this offering. A copy of the prospectus supplement and accompanying prospectus relating  to these securities may be obtained from J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179 (collect: 1-212-834-4533).

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com